Mail Stop 3561

November 13, 2008

Mark L. Baum, President
VisiTrade, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, CA 92011

> **Re: Re: VisiTrade, Inc.**
> **Amendment 1 to Form 10**
> **Filed October 15, 2008**
> **Quarterly Reports on Form 10-Q for the Periods Ended**
> **March 31, 2008 and June 30, 2008**
> **Filed October 15, 2008**
> **Annual Report on Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed October 15, 2008**
> **File No. 0-52982**

Dear Mr. Baum:

We have reviewed your response letter filed on October 15, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10, Amendment No. 1, as filed October 15, 2008

General

1. Please revise your registration statement to include page numbers.

Risks Related to our Stock

"Requirements associated with becoming a public company will require significant…"

2. We note your statement that, "[f]ollowing this registration, we became a public company." Please state the date on which you became a public company, and please disclose that you did not timely file your first two quarterly reports on Form 10-Q and discuss why you did not do so.

Financial Information

Plan of Operation

3. We note your response to comment 25 of our letter dated January 11, 2008. Please revise this section of the registration statement to include a *detailed* analysis of the costs of completing your milestones. Specifically, discuss the costs of completing your website and of completing all other tasks necessary for your company to be in a position to generate sales.

Directors and Executive Officers

4. We note your response to comment 32 of our letter dated January 11, 2008. Please revise this section of the registration statement to indicate the number of hours per week Mr. Baum devotes to the company's business.

Financial Statements

General

5. We reviewed your response to comment 42 of our letter dated January 11, 2008 and the related revisions to your financial statements. Based on your determination that the November 1, 2006 transaction with VisiTrade, LLC ("the Transaction") should be accounted for as a recapitalization of VisiTrade, LLC, it appears that the following additional revisions to your financial statements are necessary:

- The financial statements for all periods presented, including the historical periods prior to the date of the recapitalization should reflect the operations and financial position of VisiTrade, LLC.
- VisiTrade, LLC's equity balances and transactions should be retroactively restated to give effect to the exchange ratio in the Transaction as if the exchange took place at the beginning of the periods presented. For example, if the VisiTrade LLC shareholders received two shares in the combined company for every one share previously owned in VisiTrade LLC, then the historical equity balances should be adjusted to reflect this two for one exchange ratio.
- The number of shares retained by the shareholders of the public shell company in the Transaction should be shown as an issuance of shares by VisiTrade, LLC on November 1, 2006.
- Weighted average common shares outstanding and earnings per share for each period should be adjusted to give effect to all of the above.

Please revise your financial statements accordingly, or otherwise tell us why you believe such revisions are unnecessary.

6. Further to the preceding comment, please ensure the historical financial statements included in the filing give appropriate consideration to the guidance in SFAS 144 regarding discontinued operations. In this regard, we understand that you ceased all efforts to develop and market VisiTrade, LLC's alternative trading system in early 2007. Accordingly, we would expect the related results of operations to be reported in discontinued operations. If you disagree, please advise us as to the basis for your position. Additionally, please ensure the historical financial statements included in the filing comply with the presentation and disclosure requirements of SFAS 7 with respect to development stage enterprises or otherwise tell us why such disclosures are not applicable.

Balance Sheets

7. Please revise your authorized shares of common stock to reflect 45,000,000 shares as stated in Exhibit 2.2, Certificate of Amendment of Articles of Incorporation; otherwise tell us the basis for your current presentation.

Notes to the Financial Statements

8. We reviewed your response to comment 45 of our letter dated January 11, 2008. As previously requested, please disclose your accounting policy related to share based payments issued to employees and non-employees. Refer to SFAS 123(R), EITF 96-18, and SAB Topic 14, as applicable.

Form 10-KSB for Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal Quarters Ended March 30, 2008, June 30, 2008 and September 30, 2008

General

9. Where applicable, please revise your periodic filings on Forms 10-KSB and 10-Q to comply with the above comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

10. Please revise management's annual report on internal control over financial reporting to provide a statement in substantially the form prescribed by Item 308T(a)(4) of Regulation S-K.

Forms 10-Q for Fiscal Quarters Ended March 30, 2008, June 30, 2008 and September 30, 2008

Item 4. Controls and Procedures

11. Please tell us and revise your disclosure to explain how you were able to conclude that disclosure controls and procedures were effective as of each interim balance sheet date, given that: 1) Forms 10-Q for the quarters ended March 30,2008 and June 30, 2008 were not filed timely; and 2) you disclosed that disclosure controls and procedures were not effective as of December 31, 2007 due to material weaknesses identified in your internal controls over financial reporting and you disclose that no changes have been made to your internal controls over financial reporting in the interim periods. In considering our comment, please note the definition of disclosure controls and procedures provided in Rule 13a-15(e) which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and *reported within the time periods* specified in the Commission's rules and forms.

Report of Independent Certified Public Accountants

12. Please consider having your independent accountants revise their review reports to omit paragraphs five through eight, as these paragraphs are typically not included.

Interim Financial Statements

13. Please revise to include comparative condensed statements of operations and cash flows for the corresponding interim periods of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X and Instruction 1 to Rule 8-03 of Regulation S-X.

Exhibits 31.1 and 31.2

14. Please revise to indicate that the certifications are signed by Mr. Baum in his capacity as Principal Executive Officer *and* Principal Financial Officer, otherwise tell us how you have complied with Exchange Act Rules 13a-14(a), 13a-14(b), 15d-14(a) and 15d-14(b). Additionally, please revise the certification provided in Exhibit 31.1 to conform to the exact wording specified in Item 601(b)(31) of Regulation S-K. Specifically, please replace "small business issuer" with "registrant" throughout paragraphs three, four and five.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director